

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 9, 2008

Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
3150 139th Avenue SE
Bellevue, WA 98005

Re: Expedia, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 22, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2008
File No. 000-51447

Dear Mr. Khosrowshahi:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Cover Page

1. Please disclose the name of each exchange on which securities registered pursuant
   to Section 12(b) of the Act are registered. Refer to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis
Tax Matters, page 29

2. We note your disclosure in the second full paragraph on page 30 that RSU grants
   and all annual bonuses payable to named executive officers in 2007 were subject to
   the satisfaction of performance goals tied to stock price performance or growth in
   EBITA. In future filings, please provide a qualitative and a quantitative discussion
   of all the performance measures to be achieved in order for your executive officers
   to earn their performance-related compensation. We would expect to see the
   specific company financial goals, key operating drivers and individual performance
   objectives used to determine performance-related compensation and how your
   performance-related awards are specifically structured around such performance
   goals. Please note that qualitative measures generally need to be presented to
   conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

   To the extent you believe that disclosure of the performance measures is not
   required because it would result in competitive harm such that it could be excluded
   under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your
   response letter a detailed explanation for your conclusion as to competitive harm.
   To the extent that you have an appropriate basis for omitting disclosure of the
   performance measures, please revise your disclosure to discuss how difficult it
   would be for the named executive officers or how likely it will be for you to
   achieve the undisclosed target levels or other factors. General statements regarding
   the level of difficulty, or ease associated with achieving performance goals, are not
   sufficient. In discussing how difficult it will be for an executive or how likely it
   will be for you to achieve the target levels or other factors, provide as much detail
   as necessary without providing information that would result in competitive harm.
   Refer also to Question 118.04 of the Compliance and Disclosure Interpretations for
   Regulation S-K available on our website at www.sec.gov.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors

require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director